SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number 001-36458

Neovasc Inc.

(Translation of registrant’s name into English)

Suite 5138 — 13562 Maycrest Way

Richmond, British Columbia, Canada V6V 2J7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐                      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

The following documents are hereby filed with the Securities and Exchange Commission for the purpose of being and hereby are incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-211325) of Neovasc Inc.:

1.  Underwriting Agreement, dated November 9, 2017, between Neovasc Inc. and Canaccord Genuity Inc.

2.  Form of Series A Warrant.

3.  Form of Series B Warrant.

4.  Form of Series C Warrant.

5.  Form of Series D Warrant.

6.  Form of Series F Warrant.

EXHIBIT INDEX

99.1        Underwriting Agreement, dated November 9, 2017, between Neovasc Inc. and Canaccord Genuity Inc.

99.2        Form of Series A Warrant.

99.3        Form of Series B Warrant.

99.4        Form of Series C Warrant.

99.5        Form of Series D Warrant.

99.6        Form of Series F Warrant.

99.7        Securities Purchase Agreement, dated November 9, 2017, among Neovasc Inc. and the investors listed therein.

99.8        Form of Senior Secured Convertible Note.

99.9        Form of Series E Warrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOVASC INC.
(Registrant)

Date:	November 13, 2017	By:	/S/ CHRIS CLARK
Name: Chris Clark
Title: Chief Financial Officer